Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 24, 2019 DATE, TIME AND PLACE: On April 24, 2019 at 11 a.m. in the auditorium of Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo, State of São Paulo. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary QUORUM: Stockholders representing 92.27% of the common shares and 29.08% of the preferred shares of the Company’s capital. LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: Published in the newspaper “Valor Econômico” on March 25, 2019 (page C3), March 26, 2019 (page C7) and March 27, 2019 (page C3), and in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial” (Official Gazette of the State of São Paulo – Corporate Section) on March 23, 2019 (page 79), March, 26, 2019 (page 262) and March 27, 2019 (page 111). NOTICE TO THE STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76. REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders before the Meeting. RESOLUTIONS MADE: 1. Stockholders were advised that these minutes would be drafted in a summarized format. 2. The publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market. 3. Recorded the presentation of the Company’s results in 2018 to the stockholders by the Investor Relations Department was recorded. 4. Approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2018, together with the Management and Independent Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 24, 2019 DATE, TIME AND PLACE: On April 24, 2019 at 11 a.m. in the auditorium of Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo, State of São Paulo. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary QUORUM: Stockholders representing 92.27% of the common shares and 29.08% of the preferred shares of the Company’s capital. LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: Published in the newspaper “Valor Econômico” on March 25, 2019 (page C3), March 26, 2019 (page C7) and March 27, 2019 (page C3), and in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial” (Official Gazette of the State of São Paulo – Corporate Section) on March 23, 2019 (page 79), March, 26, 2019 (page 262) and March 27, 2019 (page 111). NOTICE TO THE STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76. REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders before the Meeting. RESOLUTIONS MADE: 1. Stockholders were advised that these minutes would be drafted in a summarized format. 2. The publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market. 3. Recorded the presentation of the Company’s results in 2018 to the stockholders by the Investor Relations Department was recorded. 4. Approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2018, together with the Management and Independent

ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 2 Auditor’s reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee’s Report, which were published on February 21, 2019 in the newspaper “Valor Econômico” (pages E13 to E26) and in the “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) (pages 4 to 32). The Balance Sheet and other Financial Statements related to the six- month period ended June 30, 2018 were published in the newspaper “Valor Econômico” on August 7, 2018 (pages E5 to E18). 4.1. Recorded the receipt of the Statement of Vote from the stockholder Carlos Alexandre Gentil Philomeno Gomes as an attachment. 5. Approved the allocation of net income for 2018 in the total amount of R$ 21,945,387,723.27 as follows: a) R$ 1,097,269,386.16 to the Legal Reserve account; and b) R$ 20,848,118,337.11 for the payment of dividends and interest on capital pursuant to Article 9 of Law No. 9,249/95, of which R$ 19,618,362,655.83 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and also, that their payment had already been made. 5.1 Ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2018, and also of the additional dividends and interest on capital declared on July 30, 2018, November 29, 2018 and February 4, 2019, all of which have been effectively paid. 5.2 Ratified the distribution of R$ 2,819,064,000.00 in dividends to be debited from the Statutory Profit Reserve account. 5.3 Approved the allocation of R$ 4,491,698.87 to the Statutory Profit Reserve related to the dividends lapsed over the year. 6. Recorded that the Board of Directors was assessed both as a joint body and individually and in the light of its good performance during the period, as well as the constant attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy for the Nomination of Management Members, the majority stockholder proposed the provision of 11 seats on the Board of Directors through the reelection, on an individual basis, of Ms. ANA LÚCIA DE MATTOS BARRETTO VILLELA and Messrs. ALFREDO EGYDIO SETUBAL, FÁBIO COLLETTI BARBOSA, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders’ Meeting of 2020, so that the Board of Directors will be composed of: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 2 Auditor’s reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee’s Report, which were published on February 21, 2019 in the newspaper “Valor Econômico” (pages E13 to E26) and in the “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) (pages 4 to 32). The Balance Sheet and other Financial Statements related to the six- month period ended June 30, 2018 were published in the newspaper “Valor Econômico” on August 7, 2018 (pages E5 to E18). 4.1. Recorded the receipt of the Statement of Vote from the stockholder Carlos Alexandre Gentil Philomeno Gomes as an attachment. 5. Approved the allocation of net income for 2018 in the total amount of R$ 21,945,387,723.27 as follows: a) R$ 1,097,269,386.16 to the Legal Reserve account; and b) R$ 20,848,118,337.11 for the payment of dividends and interest on capital pursuant to Article 9 of Law No. 9,249/95, of which R$ 19,618,362,655.83 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and also, that their payment had already been made. 5.1 Ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2018, and also of the additional dividends and interest on capital declared on July 30, 2018, November 29, 2018 and February 4, 2019, all of which have been effectively paid. 5.2 Ratified the distribution of R$ 2,819,064,000.00 in dividends to be debited from the Statutory Profit Reserve account. 5.3 Approved the allocation of R$ 4,491,698.87 to the Statutory Profit Reserve related to the dividends lapsed over the year. 6. Recorded that the Board of Directors was assessed both as a joint body and individually and in the light of its good performance during the period, as well as the constant attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy for the Nomination of Management Members, the majority stockholder proposed the provision of 11 seats on the Board of Directors through the reelection, on an individual basis, of Ms. ANA LÚCIA DE MATTOS BARRETTO VILLELA and Messrs. ALFREDO EGYDIO SETUBAL, FÁBIO COLLETTI BARBOSA, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders’ Meeting of 2020, so that the Board of Directors will be composed of: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry

ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 3 (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG- SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4.440, 16º, andar, Itaim Bibi, CEP 04538-132; JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG- SSP/RS) No. 6011890834 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 032.767.670-15, domiciled in the city of Porto Alegre, State of Rio Grande do Sul at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400; MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035; PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG- SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 3 (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG- SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4.440, 16º, andar, Itaim Bibi, CEP 04538-132; JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG- SSP/RS) No. 6011890834 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 032.767.670-15, domiciled in the city of Porto Alegre, State of Rio Grande do Sul at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400; MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035; PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG- SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the

ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 4 No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 4.548.549-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. 7. Next, the Meeting approved the following recordings: 7.1 All those elected to the Board of Directors: (i) have submitted the documents substantiating compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and in current regulation, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities Commission (“CVM”), including the clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in their positions following the ratification of their election by the Central Bank of Brazil (“BACEN”); and 7.2 Compliance with the provision in subitem I of paragraph 3 of Article 147 of Law No. 6,404/76, pursuant to paragraph 3 of Article 2 of CVM Instruction No. 367/02 in relation to Mr. José Galló is waived, given that within the scope of his activities in the Renner Conglomerate, he holds the position of administrator at Renner Administradora de Cartões de Crédito Ltda. 7.3 In compliance with the best practices of corporate governance, the members Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes are considered independent members of the Board of Directors. 8. Approved the election of members of the Fiscal Council for the next annual term of office. The following members (i) were reelected by appointment of the majority stockholder as effective members, Messrs. ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of the Identity Card (RG-SSP/SP) No. 5.342.714-2 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 4.329.408 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 372.202.688- 15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234- 001; and as alternate members, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and REINALDO GURREIRO, Brazilian, married, Bachelor of Accountancy, bearer of the Identity Card (RG- SSP/SP) No. 6.156.523-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 503.946.658-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902; and (ii) were elected by appointment of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares, as effective member, ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 4 No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 4.548.549-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. 7. Next, the Meeting approved the following recordings: 7.1 All those elected to the Board of Directors: (i) have submitted the documents substantiating compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and in current regulation, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities Commission (“CVM”), including the clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in their positions following the ratification of their election by the Central Bank of Brazil (“BACEN”); and 7.2 Compliance with the provision in subitem I of paragraph 3 of Article 147 of Law No. 6,404/76, pursuant to paragraph 3 of Article 2 of CVM Instruction No. 367/02 in relation to Mr. José Galló is waived, given that within the scope of his activities in the Renner Conglomerate, he holds the position of administrator at Renner Administradora de Cartões de Crédito Ltda. 7.3 In compliance with the best practices of corporate governance, the members Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes are considered independent members of the Board of Directors. 8. Approved the election of members of the Fiscal Council for the next annual term of office. The following members (i) were reelected by appointment of the majority stockholder as effective members, Messrs. ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of the Identity Card (RG-SSP/SP) No. 5.342.714-2 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 4.329.408 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 372.202.688- 15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234- 001; and as alternate members, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and REINALDO GURREIRO, Brazilian, married, Bachelor of Accountancy, bearer of the Identity Card (RG- SSP/SP) No. 6.156.523-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 503.946.658-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902; and (ii) were elected by appointment of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares, as effective member,

ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 5 Mr. EDUARDO AZEVEDO DO VALLE, Brazilian, married, engineer, bearer of the Identity Card (RG-Detran/RJ) No. 03.483.261-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No 598.809.967-04, domiciled in the city and state of Rio de Janeiro at Rua Joathur Bueno, 190, Barra da Tijuca, CEP 22631-160; and, as an alternate member Ms. DEBORA SANTILLE, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 16.490.485-2 and enrolled with the Individual taxpayer’s Registry (CPF) under the No. 119.092.178-24, domiciled in the city and state of São Paulo at Rua da Consolação, 3064, Apto. 210, Bloco C - Cerqueira César, CEP: 01416-000. The aforementioned members shall make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2020. 9. Recorded the presentation by the elected members of the Fiscal Council of the documents substantiating compliance with prior conditions for eligibility provided for in Article 162 of Law No. 6,404/76. 10. Approved the proposal for the establishment of the aggregate amount of R$380,000,000.00 for the compensation of the members of the Board of Directors and the Executive Board for 2019, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient. 11. In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$15,000.00 for the effective members and of R$6,000.00 for the alternate members. REMOTE VOTING: The receipt was recorded of 624 remote voting ballots in the period between March 25, 2019 until April 17, 2019, which were duly computed and are being consolidated in the Final Voting Map. QUORUM FOR THE RESOLUTIONS: The resolutions were made by the majority of votes, as presented in the Final Voting Map attached to the minutes and which shows, in detail, the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Report of the Audit Committee. The Chair of the Meeting also filed at the head office of the Company and certified the Proposal of the Board of Directors made available on March 22, 2019, the Voting Maps, the Votes cast and the Statements of Votes presented by the Company’s stockholders. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 24, 2019. (undersigned) Leila Cristiane Barboza Braga de Melo - Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 24, 2019 page 5 Mr. EDUARDO AZEVEDO DO VALLE, Brazilian, married, engineer, bearer of the Identity Card (RG-Detran/RJ) No. 03.483.261-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No 598.809.967-04, domiciled in the city and state of Rio de Janeiro at Rua Joathur Bueno, 190, Barra da Tijuca, CEP 22631-160; and, as an alternate member Ms. DEBORA SANTILLE, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 16.490.485-2 and enrolled with the Individual taxpayer’s Registry (CPF) under the No. 119.092.178-24, domiciled in the city and state of São Paulo at Rua da Consolação, 3064, Apto. 210, Bloco C - Cerqueira César, CEP: 01416-000. The aforementioned members shall make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2020. 9. Recorded the presentation by the elected members of the Fiscal Council of the documents substantiating compliance with prior conditions for eligibility provided for in Article 162 of Law No. 6,404/76. 10. Approved the proposal for the establishment of the aggregate amount of R$380,000,000.00 for the compensation of the members of the Board of Directors and the Executive Board for 2019, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient. 11. In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$15,000.00 for the effective members and of R$6,000.00 for the alternate members. REMOTE VOTING: The receipt was recorded of 624 remote voting ballots in the period between March 25, 2019 until April 17, 2019, which were duly computed and are being consolidated in the Final Voting Map. QUORUM FOR THE RESOLUTIONS: The resolutions were made by the majority of votes, as presented in the Final Voting Map attached to the minutes and which shows, in detail, the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Report of the Audit Committee. The Chair of the Meeting also filed at the head office of the Company and certified the Proposal of the Board of Directors made available on March 22, 2019, the Voting Maps, the Votes cast and the Statements of Votes presented by the Company’s stockholders. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 24, 2019. (undersigned) Leila Cristiane Barboza Braga de Melo - Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Final summarized voting map Pursuant to CVM Instruction No. 481/09, Itaú Unibanco Holding S.A. ( Company ) discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its Annual General Stockholders' Meeting held on April 24, 2019 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below: Number of % over total Item Description Candidates Voting shares voting Take cognizance of the Management Report, the Report of the Independent Approve 4,574,887,973 99.9945 Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit 1 Reject 21 0.0000 Committee Report, and examine, for resolution, the Financial Statements for the Abstain 251,604 0.0055 fiscal year ended December 31, 2018: Approve 4,574,286,228 99.9813 Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: 2 Reject 21 0.0000 https://www.itau.com.br/relacoes-com-investidores/ listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en Abstain 853,349 0.0187 Approve 4,574,214,894 99.9798 Fix the number of members who will comprise the Board of Directors in eleven 3 Reject 71,355 0.0016 (11) as proposed by the controlling shareholders: Abstain 853,349 0.0187 Yes 2,160,728 14.8334 Do you want to request the adoption of the multiple vote process for the 4 election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of No 8,054,061 55.2910 1976? Abstain 4,351,898 29.8757 Approve 4,573,932,165 99.9736 Alfredo Egydio Setubal Reject 146,763 0.0032 Abstain 1,060,670 0.0232 Approve 4,574,033,378 99.9758 Ana Lúcia de Mattos Barretto Villela Reject 45,550 0.0010 Abstain 1,060,670 0.0232 Approve 4,574,078,828 99.9768 Fábio Colletti Barbosa (Independent Reject 100 0.0000 member) Abstain 1,060,670 0.0232 Approve 4,574,007,473 99.9753 Gustavo Jorge Laboissière Loyola Reject - - (Independent member) Abstain 1,132,125 0.0247 Approve 4,574,007,473 99.9753 João Moreira Salles Reject 100 0.0000 Election of the Board of Directors by candidate - Total members to be elected: Abstain 1,132,025 0.0247 11 Approve 4,574,038,928 99.9759 Nomination of candidates to the Board of Directors (the stockholder may 5 José Galló (Independent member) Reject 39,900 0.0009 nominate as many candidates as the number of vacancies to be fulfilled in the Abstain 1,060,770 0.0232 general election) Approve 4,574,007,473 99.9753 Marco Ambrogio Crespi Bonomi Reject - - (Independent member) Abstain 1,132,125 0.0247 Approve 4,574,078,828 99.9768 Pedro Luiz Bodin de Moraes Reject - - (Independent member) Abstain 1,060,770 0.0232 Approve 4,574,078,928 99.9768 Pedro Moreira Salles Reject - - Abstain 1,060,670 0.0232 Approve 4,570,891,328 99.9071 Ricardo Villela Marino Reject 3,187,600 0.0697 Abstain 1,060,670 0.0232 Approve 4,574,078,828 99.9768 Roberto Egydio Setubal Reject - - Abstain 1,060,770 0.0232 Yes 6,855,973 47.0661 If the multiple voting process is adopted, do you want to distribute the vote 6 No - - adopted as the same percentage to the candidates? Abstain 7,710,714 52.9339 Alfredo Egydio Setubal 562,670 8.5249 Ana Lúcia de Mattos Barretto Villela 571,879 8.6644 Fábio Colletti Barbosa (Independent 571,872 8.6643 member) Gustavo Jorge Laboissière Loyola 571,872 8.6643 (Independent member) View of all candidates for the assignment of the % (percentage) of votes to be João Moreira Salles 571,879 8.6644 7 attributed José Galló (Independent member) 571,872 8.6643 Marco Ambrogio Crespi Bonomi 571,879 8.6644 (Independent member) Pedro Luiz Bodin de Moraes 572,221 8.6696 (Independent member) Pedro Moreira Salles 572,221 8.6696 Ricardo Villela Marino 572,221 8.6696 Roberto Egydio Setubal 572,221 8.6696ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Final summarized voting map Pursuant to CVM Instruction No. 481/09, Itaú Unibanco Holding S.A. ( Company ) discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its Annual General Stockholders' Meeting held on April 24, 2019 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below: Number of % over total Item Description Candidates Voting shares voting Take cognizance of the Management Report, the Report of the Independent Approve 4,574,887,973 99.9945 Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit 1 Reject 21 0.0000 Committee Report, and examine, for resolution, the Financial Statements for the Abstain 251,604 0.0055 fiscal year ended December 31, 2018: Approve 4,574,286,228 99.9813 Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: 2 Reject 21 0.0000 https://www.itau.com.br/relacoes-com-investidores/ listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en Abstain 853,349 0.0187 Approve 4,574,214,894 99.9798 Fix the number of members who will comprise the Board of Directors in eleven 3 Reject 71,355 0.0016 (11) as proposed by the controlling shareholders: Abstain 853,349 0.0187 Yes 2,160,728 14.8334 Do you want to request the adoption of the multiple vote process for the 4 election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of No 8,054,061 55.2910 1976? Abstain 4,351,898 29.8757 Approve 4,573,932,165 99.9736 Alfredo Egydio Setubal Reject 146,763 0.0032 Abstain 1,060,670 0.0232 Approve 4,574,033,378 99.9758 Ana Lúcia de Mattos Barretto Villela Reject 45,550 0.0010 Abstain 1,060,670 0.0232 Approve 4,574,078,828 99.9768 Fábio Colletti Barbosa (Independent Reject 100 0.0000 member) Abstain 1,060,670 0.0232 Approve 4,574,007,473 99.9753 Gustavo Jorge Laboissière Loyola Reject - - (Independent member) Abstain 1,132,125 0.0247 Approve 4,574,007,473 99.9753 João Moreira Salles Reject 100 0.0000 Election of the Board of Directors by candidate - Total members to be elected: Abstain 1,132,025 0.0247 11 Approve 4,574,038,928 99.9759 Nomination of candidates to the Board of Directors (the stockholder may 5 José Galló (Independent member) Reject 39,900 0.0009 nominate as many candidates as the number of vacancies to be fulfilled in the Abstain 1,060,770 0.0232 general election) Approve 4,574,007,473 99.9753 Marco Ambrogio Crespi Bonomi Reject - - (Independent member) Abstain 1,132,125 0.0247 Approve 4,574,078,828 99.9768 Pedro Luiz Bodin de Moraes Reject - - (Independent member) Abstain 1,060,770 0.0232 Approve 4,574,078,928 99.9768 Pedro Moreira Salles Reject - - Abstain 1,060,670 0.0232 Approve 4,570,891,328 99.9071 Ricardo Villela Marino Reject 3,187,600 0.0697 Abstain 1,060,670 0.0232 Approve 4,574,078,828 99.9768 Roberto Egydio Setubal Reject - - Abstain 1,060,770 0.0232 Yes 6,855,973 47.0661 If the multiple voting process is adopted, do you want to distribute the vote 6 No - - adopted as the same percentage to the candidates? Abstain 7,710,714 52.9339 Alfredo Egydio Setubal 562,670 8.5249 Ana Lúcia de Mattos Barretto Villela 571,879 8.6644 Fábio Colletti Barbosa (Independent 571,872 8.6643 member) Gustavo Jorge Laboissière Loyola 571,872 8.6643 (Independent member) View of all candidates for the assignment of the % (percentage) of votes to be João Moreira Salles 571,879 8.6644 7 attributed José Galló (Independent member) 571,872 8.6643 Marco Ambrogio Crespi Bonomi 571,879 8.6644 (Independent member) Pedro Luiz Bodin de Moraes 572,221 8.6696 (Independent member) Pedro Moreira Salles 572,221 8.6696 Ricardo Villela Marino 572,221 8.6696 Roberto Egydio Setubal 572,221 8.6696

Minority stockholders with voting rights requesting a separate election of a Yes 1,000 0.0094 member to the Board of Directors: 8 Do you want to request a separate election of a member to the Board of No 1,310,613 12.3174 Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of Abstain 9,328,768 87.6733 1976? (*) Minority stockholders with voting rights requesting a separate election of a Yes 8,654,863 81.3398 member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I 9 No 1,179,743 11.0874 and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as Abstain 805,775 7.5728 included in this remote voting form, run for election separately? (*) Preferred stockholders with no or restricted voting rights requesting a separate Yes 266,945,033 36.0851 election of a member to the Board of Directors: 10 Do you want to request a separate election of a member to the Board of No 97,715,380 13.2090 Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? Abstain 375,105,218 50.7060 (*) Preferred stockholders with no or restricted voting rights requesting a separate Yes 610,487,446 82.5244 election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of 11 No 123,938,871 16.7538 paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this Abstain 5,339,314 0.7218 remote voting form, run for election separately? (*) Approve 4,574,260,767 99.9808 Alkimar Ribeiro Moura (effective) / Reject - - Election of the Fiscal Council by candidate - Total members to be elected: 2 João Costa (substitute) Nomination of candidates to the Fiscal Council (the stockholder may nominate Abstain 878,831 0.0192 12 as many candidates as the number of vacancies to be fulfilled in the general José Caruso Cruz Henriques Approve 4,574,260,767 99.9808 election) (effective) / Reinaldo Guerreiro Reject - - (substitute) Abstain 878,831 0.0192 Approve 1,328,226,469 94.2843 Separate election of the Fiscal Council - Preferred shares Eduardo Azevedo do Valle 13 Nomination of candidates to the Fiscal Council by stockholders holding (effective) / Debora Santille Reject 6,971,052 0.4948 preferred shares without voting or restricted voting rights (substitute) Abstain 73,549,201 5.2209 Approve 4,565,324,795 99.7855 Resolve on the amount allocated to the overall compensation of the members of 14 the Copay’s Board of Officers and Board of Directors in the total amount of Reject 1,953,307 0.0427 R$380,000,000.00: Abstain 7,861,496 0.1718 Approve 4,574,286,249 99.9813 Resolve on the monthly individual compensation of R$15,000.00 to effective 15 Reject 100 0.0000 members and R$6,000.00 to alternate members of the Fiscal Council: Abstain 853,249 0.0186 * This refers to the oe rship it erest held ui t errup tedly oer the period of three ot hs, at least, ied iately prior to the Gee ral Stockholders’ Meetig , as pro ided for i paragraph of Article 4 of La No. ,44 /. São Paulo-SP, April 24, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor RelationsMinority stockholders with voting rights requesting a separate election of a Yes 1,000 0.0094 member to the Board of Directors: 8 Do you want to request a separate election of a member to the Board of No 1,310,613 12.3174 Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of Abstain 9,328,768 87.6733 1976? (*) Minority stockholders with voting rights requesting a separate election of a Yes 8,654,863 81.3398 member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I 9 No 1,179,743 11.0874 and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as Abstain 805,775 7.5728 included in this remote voting form, run for election separately? (*) Preferred stockholders with no or restricted voting rights requesting a separate Yes 266,945,033 36.0851 election of a member to the Board of Directors: 10 Do you want to request a separate election of a member to the Board of No 97,715,380 13.2090 Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? Abstain 375,105,218 50.7060 (*) Preferred stockholders with no or restricted voting rights requesting a separate Yes 610,487,446 82.5244 election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of 11 No 123,938,871 16.7538 paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this Abstain 5,339,314 0.7218 remote voting form, run for election separately? (*) Approve 4,574,260,767 99.9808 Alkimar Ribeiro Moura (effective) / Reject - - Election of the Fiscal Council by candidate - Total members to be elected: 2 João Costa (substitute) Nomination of candidates to the Fiscal Council (the stockholder may nominate Abstain 878,831 0.0192 12 as many candidates as the number of vacancies to be fulfilled in the general José Caruso Cruz Henriques Approve 4,574,260,767 99.9808 election) (effective) / Reinaldo Guerreiro Reject - - (substitute) Abstain 878,831 0.0192 Approve 1,328,226,469 94.2843 Separate election of the Fiscal Council - Preferred shares Eduardo Azevedo do Valle 13 Nomination of candidates to the Fiscal Council by stockholders holding (effective) / Debora Santille Reject 6,971,052 0.4948 preferred shares without voting or restricted voting rights (substitute) Abstain 73,549,201 5.2209 Approve 4,565,324,795 99.7855 Resolve on the amount allocated to the overall compensation of the members of 14 the Copay’s Board of Officers and Board of Directors in the total amount of Reject 1,953,307 0.0427 R$380,000,000.00: Abstain 7,861,496 0.1718 Approve 4,574,286,249 99.9813 Resolve on the monthly individual compensation of R$15,000.00 to effective 15 Reject 100 0.0000 members and R$6,000.00 to alternate members of the Fiscal Council: Abstain 853,249 0.0186 * This refers to the oe rship it erest held ui t errup tedly oer the period of three ot hs, at least, ied iately prior to the Gee ral Stockholders’ Meetig , as pro ided for i paragraph of Article 4 of La No. ,44 /. São Paulo-SP, April 24, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING FINAL DETAILED VOTING MAP According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual General Stokholdes ’ Meeting held on April 24, 2019, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the fis t fie u e s of the Id iidual Tapae’ s Regist CPF o of the Cop oat e Tapae’ s Regist CNPJ of the sto kholde, the stokholdig positio ad the otes ast. Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 22.420.XXX/XXXX-XX 207,000 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 Abs. Yes - - Ap. Ap. - Rej. Ap. 07.496.XXX/XXXX-XX 1,870,959 16,854,817 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.571.XXX/XXXX-XX 107,550 318,000 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 09.116.XXX/XXXX-XX 346,350 1,240,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.857.XXX/XXXX-XX 494,503 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 14.809.XXX/XXXX-XX 2,500 25,336 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 14.713.XXX/XXXX-XX 595,915 8,952,674 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 22.420.XXX/XXXX-XX 1,484,100 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.394.XXX/XXXX-XX 5,550 0 Ap. Ap. Ap. No Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.479.XXX/XXXX-XX 101,313 16,108,738 Ap. Ap. Ap. No Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes - 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 No Yes No Yes Ap. Ap. Ap. Ap. Ap. 17.891.XXX/XXXX-XX 12,450 113,774 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 19.279.XXX/XXXX-XX 127,950 429,900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 21.265.XXX/XXXX-XX 6,393 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.964.XXX/XXXX-XX 25,482 54,000 Ap. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Abs. Abs. Ap. Abs. Ap. 10.798.XXX/XXXX-XX 3,595 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 19.260.XXX/XXXX-XX 407,000 186,000 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 05.987.XXX/XXXX-XX 26,550 7,800 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 27.714.XXX/XXXX-XX 419,005 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 24.158.XXX/XXXX-XX 4,080 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.261.XXX/XXXX-XX 2,269,500 6,711,450 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 228,400 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.273.XXX/XXXX-XX 24,198 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - No No No No Ap. Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 5,175 84,207 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 431 431 431 431 431 431 431 431 431 431 431 No No Abs. No Ap. Ap. Ap. Abs. Ap. 23.318.XXX/XXXX-XX 33,807 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 Abs. Yes - - Ap. Ap. - Rej. Ap. 11.274.XXX/XXXX-XX 221,310 115,450 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 29.264.XXX/XXXX-XX 179,262 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 30.373.XXX/XXXX-XX 264,150 930,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 619,039 4,269,308 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 13.066.XXX/XXXX-XX 1,231,573 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 No No - - Ap. Ap. - Abs. Ap. 08.869.XXX/XXXX-XX 71,355 272,400 Ap. Ap. Rej. No Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Yes 5,951 5,951 5,944 5,944 5,951 5,944 5,951 5,944 5,944 5,944 5,944 - - No No Ap. Ap. Abs. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 39,900 653,650 Ap. Ap. Ap. Abs. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - No Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 13.962.XXX/XXXX-XX 340,600 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 28,372 28,372 28,372 28,372 28,372 28,372 28,372 28,406 28,406 28,406 28,406 - - - - Ap. Ap. - Ap. Ap. 14.507.XXX/XXXX-XX 94,800 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 7,897 7,897 7,897 7,897 7,897 7,897 7,897 7,906 7,906 7,906 7,906 - - - - Ap. Ap. - Ap. Ap. 12.567.XXX/XXXX-XX 238,803 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 02.867.XXX/XXXX-XX 3,053,500 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 254,357 254,357 254,357 254,357 254,357 254,357 254,357 254,662 254,662 254,662 254,662 - - - - Ap. Ap. - Ap. Ap. 11.865.XXX/XXXX-XX 4,350 900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 362 362 362 362 362 362 362 363 363 363 363 - - Abs. Abs. Ap. Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 43,400 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 16.947.XXX/XXXX-XX 180,145 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 27.277.XXX/XXXX-XX 1,150 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.052.XXX/XXXX-XX 39,700 30,700 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 08.973.XXX/XXXX-XX 133,253 1,591,448 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 10.418.XXX/XXXX-XX 109,339 1,328,559 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 52.041.XXX/XXXX-XX 24,312,819 8,033,935 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 181.74X.XXX-XX 67,054 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. Página 1 de 15ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING FINAL DETAILED VOTING MAP According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual General Stokholdes ’ Meeting held on April 24, 2019, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the fis t fie u e s of the Id iidual Tapae’ s Regist CPF o of the Cop oat e Tapae’ s Regist CNPJ of the sto kholde, the stokholdig positio ad the otes ast. Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 22.420.XXX/XXXX-XX 207,000 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 Abs. Yes - - Ap. Ap. - Rej. Ap. 07.496.XXX/XXXX-XX 1,870,959 16,854,817 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.571.XXX/XXXX-XX 107,550 318,000 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 09.116.XXX/XXXX-XX 346,350 1,240,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.857.XXX/XXXX-XX 494,503 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 14.809.XXX/XXXX-XX 2,500 25,336 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 14.713.XXX/XXXX-XX 595,915 8,952,674 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 22.420.XXX/XXXX-XX 1,484,100 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.394.XXX/XXXX-XX 5,550 0 Ap. Ap. Ap. No Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.479.XXX/XXXX-XX 101,313 16,108,738 Ap. Ap. Ap. No Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes - 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 No Yes No Yes Ap. Ap. Ap. Ap. Ap. 17.891.XXX/XXXX-XX 12,450 113,774 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 19.279.XXX/XXXX-XX 127,950 429,900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 21.265.XXX/XXXX-XX 6,393 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.964.XXX/XXXX-XX 25,482 54,000 Ap. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Abs. Abs. Ap. Abs. Ap. 10.798.XXX/XXXX-XX 3,595 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 19.260.XXX/XXXX-XX 407,000 186,000 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 05.987.XXX/XXXX-XX 26,550 7,800 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 27.714.XXX/XXXX-XX 419,005 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 24.158.XXX/XXXX-XX 4,080 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.261.XXX/XXXX-XX 2,269,500 6,711,450 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 228,400 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.273.XXX/XXXX-XX 24,198 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - No No No No Ap. Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 5,175 84,207 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 431 431 431 431 431 431 431 431 431 431 431 No No Abs. No Ap. Ap. Ap. Abs. Ap. 23.318.XXX/XXXX-XX 33,807 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 Abs. Yes - - Ap. Ap. - Rej. Ap. 11.274.XXX/XXXX-XX 221,310 115,450 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 29.264.XXX/XXXX-XX 179,262 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 30.373.XXX/XXXX-XX 264,150 930,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 619,039 4,269,308 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 13.066.XXX/XXXX-XX 1,231,573 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 No No - - Ap. Ap. - Abs. Ap. 08.869.XXX/XXXX-XX 71,355 272,400 Ap. Ap. Rej. No Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Yes 5,951 5,951 5,944 5,944 5,951 5,944 5,951 5,944 5,944 5,944 5,944 - - No No Ap. Ap. Abs. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 39,900 653,650 Ap. Ap. Ap. Abs. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - No Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 13.962.XXX/XXXX-XX 340,600 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 28,372 28,372 28,372 28,372 28,372 28,372 28,372 28,406 28,406 28,406 28,406 - - - - Ap. Ap. - Ap. Ap. 14.507.XXX/XXXX-XX 94,800 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 7,897 7,897 7,897 7,897 7,897 7,897 7,897 7,906 7,906 7,906 7,906 - - - - Ap. Ap. - Ap. Ap. 12.567.XXX/XXXX-XX 238,803 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 02.867.XXX/XXXX-XX 3,053,500 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 254,357 254,357 254,357 254,357 254,357 254,357 254,357 254,662 254,662 254,662 254,662 - - - - Ap. Ap. - Ap. Ap. 11.865.XXX/XXXX-XX 4,350 900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 362 362 362 362 362 362 362 363 363 363 363 - - Abs. Abs. Ap. Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 43,400 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 16.947.XXX/XXXX-XX 180,145 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 27.277.XXX/XXXX-XX 1,150 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.052.XXX/XXXX-XX 39,700 30,700 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 08.973.XXX/XXXX-XX 133,253 1,591,448 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 10.418.XXX/XXXX-XX 109,339 1,328,559 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 52.041.XXX/XXXX-XX 24,312,819 8,033,935 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 181.74X.XXX-XX 67,054 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. Página 1 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.686.XXX/XXXX-XX 199,550 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 14.623.XXX/XXXX-XX 5,502,967 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 05.775.XXX/XXXX-XX 1,300 15,256 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 192.59X.XXX-XX 21 21 Rej. Rej. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 02.138.XXX/XXXX-XX 36,024 27,868 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. 19.349.XXX/XXXX-XX 33,541 314,731 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 12.219.XXX/XXXX-XX 181,939 893,063 Abs. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 033.06X.XXX-XX 100 0 Abs. Abs. Abs. - Ap. Rej. Rej. Abs. Rej. Abs. Abs. Abs. Ap. Rej. Abs. - - - - - - - - - - - - - - - - Abs. Abs. - Abs. Rej. 05.838.XXX/XXXX-XX 0 457,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 26,358,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 4,008,187 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 378,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 202,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 3,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 1,441,236 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 636,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 213,855 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 9,413 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 480,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.247.XXX/XXXX-XX 0 184,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 5,700,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 510,597 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 246,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 27,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.760.XXX/XXXX-XX 0 55,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 780,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 20,379,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.889.XXX/XXXX-XX 0 141,969 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.061.XXX/XXXX-XX 0 65,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.336.XXX/XXXX-XX 0 2,490,938 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 100,142,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.311.XXX/XXXX-XX 0 2,212,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 867,658 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.729.XXX/XXXX-XX 0 202,649 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.782.XXX/XXXX-XX 0 24,175 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.305.XXX/XXXX-XX 0 50,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 30,633 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.725.XXX/XXXX-XX 0 207,441 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.204.XXX/XXXX-XX 0 187,928 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.494.XXX/XXXX-XX 0 65,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.357.XXX/XXXX-XX 0 727,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 302,355 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.447.XXX/XXXX-XX 0 42,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 21.469.XXX/XXXX-XX 0 67,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.041.XXX/XXXX-XX 0 181,406 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.074.XXX/XXXX-XX 0 20,395 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.055.XXX/XXXX-XX 0 683,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 360,056 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.620.XXX/XXXX-XX 0 731,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.184.XXX/XXXX-XX 0 31,579,979 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.512.XXX/XXXX-XX 0 11,532,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.151.XXX/XXXX-XX 0 35,423 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 871,295 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.078.XXX/XXXX-XX 0 273,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.839.XXX/XXXX-XX 0 120,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 2,844,690 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.021.XXX/XXXX-XX 0 451,756 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.161.XXX/XXXX-XX 0 397,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.647.XXX/XXXX-XX 0 427,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 48,068,382 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - Página 2 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.686.XXX/XXXX-XX 199,550 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 14.623.XXX/XXXX-XX 5,502,967 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 05.775.XXX/XXXX-XX 1,300 15,256 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 192.59X.XXX-XX 21 21 Rej. Rej. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 02.138.XXX/XXXX-XX 36,024 27,868 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. 19.349.XXX/XXXX-XX 33,541 314,731 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 12.219.XXX/XXXX-XX 181,939 893,063 Abs. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 033.06X.XXX-XX 100 0 Abs. Abs. Abs. - Ap. Rej. Rej. Abs. Rej. Abs. Abs. Abs. Ap. Rej. Abs. - - - - - - - - - - - - - - - - Abs. Abs. - Abs. Rej. 05.838.XXX/XXXX-XX 0 457,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 26,358,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 4,008,187 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 378,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 202,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 3,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 1,441,236 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 636,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 213,855 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 9,413 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 480,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.247.XXX/XXXX-XX 0 184,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 5,700,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 510,597 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 246,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 27,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.760.XXX/XXXX-XX 0 55,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 780,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 20,379,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.889.XXX/XXXX-XX 0 141,969 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.061.XXX/XXXX-XX 0 65,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.336.XXX/XXXX-XX 0 2,490,938 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 100,142,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.311.XXX/XXXX-XX 0 2,212,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 867,658 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.729.XXX/XXXX-XX 0 202,649 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.782.XXX/XXXX-XX 0 24,175 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.305.XXX/XXXX-XX 0 50,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 30,633 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.725.XXX/XXXX-XX 0 207,441 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.204.XXX/XXXX-XX 0 187,928 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.494.XXX/XXXX-XX 0 65,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.357.XXX/XXXX-XX 0 727,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 302,355 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.447.XXX/XXXX-XX 0 42,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 21.469.XXX/XXXX-XX 0 67,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.041.XXX/XXXX-XX 0 181,406 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.074.XXX/XXXX-XX 0 20,395 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.055.XXX/XXXX-XX 0 683,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 360,056 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.620.XXX/XXXX-XX 0 731,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.184.XXX/XXXX-XX 0 31,579,979 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.512.XXX/XXXX-XX 0 11,532,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.151.XXX/XXXX-XX 0 35,423 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 871,295 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.078.XXX/XXXX-XX 0 273,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.839.XXX/XXXX-XX 0 120,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 2,844,690 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.021.XXX/XXXX-XX 0 451,756 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.161.XXX/XXXX-XX 0 397,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.647.XXX/XXXX-XX 0 427,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 48,068,382 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - Página 2 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 18.497.XXX/XXXX-XX 0 51,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.214.XXX/XXXX-XX 0 169,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.410.XXX/XXXX-XX 0 9,963 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 645,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.849.XXX/XXXX-XX 0 435,255 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 26.755.XXX/XXXX-XX 0 252,801 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.676.XXX/XXXX-XX 0 505,610 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.066.XXX/XXXX-XX 0 842,507 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.625.XXX/XXXX-XX 0 1,198,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.572.XXX/XXXX-XX 0 423,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.163.XXX/XXXX-XX 0 5,000,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 198,437 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 22,971 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.364.XXX/XXXX-XX 0 1,100,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.596.XXX/XXXX-XX 0 29,307 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.350.XXX/XXXX-XX 0 29,169 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.168.XXX/XXXX-XX 0 2,281,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.672.XXX/XXXX-XX 0 19,833 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.421.XXX/XXXX-XX 0 201,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 1,168,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.525.XXX/XXXX-XX 0 349,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.105.XXX/XXXX-XX 0 180,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.973.XXX/XXXX-XX 0 399,227 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 252,451 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.038.XXX/XXXX-XX 0 174,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 9,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.778.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 13,097 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.947.XXX/XXXX-XX 0 84,536 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 29.054.XXX/XXXX-XX 0 154,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 30.254.XXX/XXXX-XX 0 215,475 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.734.XXX/XXXX-XX 0 11,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.477.XXX/XXXX-XX 0 800,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes No - - Ap. - - 24.935.XXX/XXXX-XX 0 23,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.714.XXX/XXXX-XX 0 20,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.502.XXX/XXXX-XX 0 1,984,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 5,158,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 136,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 127,479,751 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 600,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 889,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 1,606,803 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 586,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.239.XXX/XXXX-XX 0 1,430,288 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 537,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.046.XXX/XXXX-XX 0 69,883 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 11,516,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 55,718 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 990,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 5,055,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 3,280,894 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.539.XXX/XXXX-XX 0 59,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.263.XXX/XXXX-XX 0 85,891 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.515.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.847.XXX/XXXX-XX 0 1,902,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 12.068.XXX/XXXX-XX 0 2,055,553 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.429.XXX/XXXX-XX 0 218,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.022.XXX/XXXX-XX 0 27,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.362.XXX/XXXX-XX 0 437,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 44,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - Página 3 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 18.497.XXX/XXXX-XX 0 51,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.214.XXX/XXXX-XX 0 169,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.410.XXX/XXXX-XX 0 9,963 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 645,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.849.XXX/XXXX-XX 0 435,255 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 26.755.XXX/XXXX-XX 0 252,801 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.676.XXX/XXXX-XX 0 505,610 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.066.XXX/XXXX-XX 0 842,507 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.625.XXX/XXXX-XX 0 1,198,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.572.XXX/XXXX-XX 0 423,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.163.XXX/XXXX-XX 0 5,000,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 198,437 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 22,971 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.364.XXX/XXXX-XX 0 1,100,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.596.XXX/XXXX-XX 0 29,307 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.350.XXX/XXXX-XX 0 29,169 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.168.XXX/XXXX-XX 0 2,281,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.672.XXX/XXXX-XX 0 19,833 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.421.XXX/XXXX-XX 0 201,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 1,168,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.525.XXX/XXXX-XX 0 349,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.105.XXX/XXXX-XX 0 180,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.973.XXX/XXXX-XX 0 399,227 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 252,451 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.038.XXX/XXXX-XX 0 174,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 9,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.778.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 13,097 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.947.XXX/XXXX-XX 0 84,536 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 29.054.XXX/XXXX-XX 0 154,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 30.254.XXX/XXXX-XX 0 215,475 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.734.XXX/XXXX-XX 0 11,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.477.XXX/XXXX-XX 0 800,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes No - - Ap. - - 24.935.XXX/XXXX-XX 0 23,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.714.XXX/XXXX-XX 0 20,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.502.XXX/XXXX-XX 0 1,984,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 5,158,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 136,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 127,479,751 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 600,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 889,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 1,606,803 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 586,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.239.XXX/XXXX-XX 0 1,430,288 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 537,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.046.XXX/XXXX-XX 0 69,883 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 11,516,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 55,718 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 990,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 5,055,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 3,280,894 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.539.XXX/XXXX-XX 0 59,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.263.XXX/XXXX-XX 0 85,891 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.515.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.847.XXX/XXXX-XX 0 1,902,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 12.068.XXX/XXXX-XX 0 2,055,553 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.429.XXX/XXXX-XX 0 218,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.022.XXX/XXXX-XX 0 27,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.362.XXX/XXXX-XX 0 437,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 44,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - Página 3 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 05.986.XXX/XXXX-XX 0 12,831,037 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.418.XXX/XXXX-XX 0 173,589 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.518.XXX/XXXX-XX 0 16,859,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.857.XXX/XXXX-XX 0 5,975,588 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.345.XXX/XXXX-XX 0 127,579 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.975.XXX/XXXX-XX 0 322,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.442.XXX/XXXX-XX 0 162,592 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 254,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.648.XXX/XXXX-XX 0 320,612 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.060.XXX/XXXX-XX 0 6,798 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.646.XXX/XXXX-XX 0 1,837,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.640.XXX/XXXX-XX 0 205,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.299.XXX/XXXX-XX 0 8,861,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.470.XXX/XXXX-XX 0 276,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 12.094.XXX/XXXX-XX 0 1,120,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 14.282.XXX/XXXX-XX 0 71,140 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.643.XXX/XXXX-XX 0 104,929 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 13.562.XXX/XXXX-XX 0 1,493,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.462.XXX/XXXX-XX 0 657,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.988.XXX/XXXX-XX 0 472,665 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.461.XXX/XXXX-XX 0 482,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.244.XXX/XXXX-XX 0 12,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.403.XXX/XXXX-XX 0 9,152 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.830.XXX/XXXX-XX 0 265,523 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.875.XXX/XXXX-XX 0 225,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.622.XXX/XXXX-XX 0 519,203 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 17.891.XXX/XXXX-XX 0 2,000,555 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.422.XXX/XXXX-XX 0 127,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.934.XXX/XXXX-XX 0 336,943 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 20.026.XXX/XXXX-XX 0 1,822 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.849.XXX/XXXX-XX 0 17,011 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 21.166.XXX/XXXX-XX 0 24,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 27.222.XXX/XXXX-XX 0 116,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.501.XXX/XXXX-XX 0 61,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.962.XXX/XXXX-XX 0 563,115 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 22.896.XXX/XXXX-XX 0 602,361 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.765.XXX/XXXX-XX 0 29,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.840.XXX/XXXX-XX 0 45,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 24.569.XXX/XXXX-XX 0 59,065 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 26.160.XXX/XXXX-XX 0 409,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.072.XXX/XXXX-XX 0 17,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.910.XXX/XXXX-XX 0 88,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.322.XXX/XXXX-XX 0 1,803,908 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.826.XXX/XXXX-XX 0 78,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 25.271.XXX/XXXX-XX 0 79,752 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.572.XXX/XXXX-XX 0 80,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.668.XXX/XXXX-XX 0 2,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.639.XXX/XXXX-XX 0 390,070 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.707.XXX/XXXX-XX 0 105,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.780.XXX/XXXX-XX 0 28,572 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.639.XXX/XXXX-XX 0 82,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.889.XXX/XXXX-XX 0 182,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.437.XXX/XXXX-XX 0 45,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.519.XXX/XXXX-XX 0 78,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.202.XXX/XXXX-XX 0 70,408 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 174,245 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.050.XXX/XXXX-XX 0 29,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.477.XXX/XXXX-XX 0 84,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 165,101 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 523,901 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - Página 4 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 05.986.XXX/XXXX-XX 0 12,831,037 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.418.XXX/XXXX-XX 0 173,589 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.518.XXX/XXXX-XX 0 16,859,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.857.XXX/XXXX-XX 0 5,975,588 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.345.XXX/XXXX-XX 0 127,579 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.975.XXX/XXXX-XX 0 322,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.442.XXX/XXXX-XX 0 162,592 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 254,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.648.XXX/XXXX-XX 0 320,612 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.060.XXX/XXXX-XX 0 6,798 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.646.XXX/XXXX-XX 0 1,837,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.640.XXX/XXXX-XX 0 205,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.299.XXX/XXXX-XX 0 8,861,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.470.XXX/XXXX-XX 0 276,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 12.094.XXX/XXXX-XX 0 1,120,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 14.282.XXX/XXXX-XX 0 71,140 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.643.XXX/XXXX-XX 0 104,929 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 13.562.XXX/XXXX-XX 0 1,493,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.462.XXX/XXXX-XX 0 657,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.988.XXX/XXXX-XX 0 472,665 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.461.XXX/XXXX-XX 0 482,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.244.XXX/XXXX-XX 0 12,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.403.XXX/XXXX-XX 0 9,152 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.830.XXX/XXXX-XX 0 265,523 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.875.XXX/XXXX-XX 0 225,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.622.XXX/XXXX-XX 0 519,203 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 17.891.XXX/XXXX-XX 0 2,000,555 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.422.XXX/XXXX-XX 0 127,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.934.XXX/XXXX-XX 0 336,943 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 20.026.XXX/XXXX-XX 0 1,822 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.849.XXX/XXXX-XX 0 17,011 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 21.166.XXX/XXXX-XX 0 24,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 27.222.XXX/XXXX-XX 0 116,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.501.XXX/XXXX-XX 0 61,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.962.XXX/XXXX-XX 0 563,115 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 22.896.XXX/XXXX-XX 0 602,361 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.765.XXX/XXXX-XX 0 29,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.840.XXX/XXXX-XX 0 45,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 24.569.XXX/XXXX-XX 0 59,065 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 26.160.XXX/XXXX-XX 0 409,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.072.XXX/XXXX-XX 0 17,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.910.XXX/XXXX-XX 0 88,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.322.XXX/XXXX-XX 0 1,803,908 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.826.XXX/XXXX-XX 0 78,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 25.271.XXX/XXXX-XX 0 79,752 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.572.XXX/XXXX-XX 0 80,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.668.XXX/XXXX-XX 0 2,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.639.XXX/XXXX-XX 0 390,070 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.707.XXX/XXXX-XX 0 105,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.780.XXX/XXXX-XX 0 28,572 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.639.XXX/XXXX-XX 0 82,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.889.XXX/XXXX-XX 0 182,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.437.XXX/XXXX-XX 0 45,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.519.XXX/XXXX-XX 0 78,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.202.XXX/XXXX-XX 0 70,408 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 174,245 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.050.XXX/XXXX-XX 0 29,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.477.XXX/XXXX-XX 0 84,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 165,101 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 523,901 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - Página 4 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 19.837.XXX/XXXX-XX 0 197,513 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.248.XXX/XXXX-XX 0 84,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 179,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 30.066.XXX/XXXX-XX 0 84,669 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.766.XXX/XXXX-XX 0 228,268 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.046.XXX/XXXX-XX 0 345,749 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 84,496 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 111,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 73.232.XXX/XXXX-XX 0 2,462,698 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.579.XXX/XXXX-XX 0 1,792,557 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.680.XXX/XXXX-XX 0 3,225,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.377.XXX/XXXX-XX 0 325,393 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.277.XXX/XXXX-XX 0 24,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.094.XXX/XXXX-XX 0 17,566 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.990.XXX/XXXX-XX 0 33,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 1,404,907 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 417,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 31.829.XXX/XXXX-XX 0 1,605,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 31.814.XXX/XXXX-XX 0 586,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 28.271.XXX/XXXX-XX 0 37,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.264.XXX/XXXX-XX 0 9,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.449.XXX/XXXX-XX 0 272,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.450.XXX/XXXX-XX 0 539,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 509,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.480.XXX/XXXX-XX 0 3,378,890 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 268,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 117,285 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 184,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 330,087 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 535,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 756,275 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 4,674,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 19,895 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 42,799,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 351,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 341,297 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.985.XXX/XXXX-XX 0 2,915,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 68,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 467,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 223,188 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,060,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,769,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 124,732 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 228,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 488,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 05.839.XXX/XXXX-XX 0 1,679,116 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.060.XXX/XXXX-XX 0 20,014 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 755,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 162,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.140.XXX/XXXX-XX 0 269,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.360.XXX/XXXX-XX 0 1,156,795 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 94,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 9,359,606 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 13,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 05.987.XXX/XXXX-XX 0 538,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 299,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 34,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.205.XXX/XXXX-XX 0 10,918 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 83,249 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 38,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 5 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 19.837.XXX/XXXX-XX 0 197,513 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.248.XXX/XXXX-XX 0 84,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 179,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 30.066.XXX/XXXX-XX 0 84,669 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.766.XXX/XXXX-XX 0 228,268 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.046.XXX/XXXX-XX 0 345,749 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 84,496 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 111,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 73.232.XXX/XXXX-XX 0 2,462,698 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.579.XXX/XXXX-XX 0 1,792,557 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.680.XXX/XXXX-XX 0 3,225,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.377.XXX/XXXX-XX 0 325,393 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.277.XXX/XXXX-XX 0 24,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.094.XXX/XXXX-XX 0 17,566 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.990.XXX/XXXX-XX 0 33,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 1,404,907 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 417,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 31.829.XXX/XXXX-XX 0 1,605,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 31.814.XXX/XXXX-XX 0 586,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 28.271.XXX/XXXX-XX 0 37,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.264.XXX/XXXX-XX 0 9,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.449.XXX/XXXX-XX 0 272,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.450.XXX/XXXX-XX 0 539,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 509,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.480.XXX/XXXX-XX 0 3,378,890 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 268,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 117,285 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 184,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 330,087 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 535,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 756,275 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 4,674,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 19,895 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 42,799,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 351,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 341,297 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.985.XXX/XXXX-XX 0 2,915,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 68,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 467,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 223,188 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,060,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,769,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 124,732 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 228,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 488,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 05.839.XXX/XXXX-XX 0 1,679,116 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.060.XXX/XXXX-XX 0 20,014 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 755,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 162,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.140.XXX/XXXX-XX 0 269,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.360.XXX/XXXX-XX 0 1,156,795 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 94,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 9,359,606 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 13,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 05.987.XXX/XXXX-XX 0 538,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 299,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 34,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.205.XXX/XXXX-XX 0 10,918 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 83,249 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 38,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 5 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 10.378.XXX/XXXX-XX 0 204,984 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.378.XXX/XXXX-XX 0 1,930,723 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 1,957,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.419.XXX/XXXX-XX 0 463,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.678.XXX/XXXX-XX 0 67,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.935.XXX/XXXX-XX 0 416,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.366.XXX/XXXX-XX 0 855,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.602.XXX/XXXX-XX 0 151,149 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.386.XXX/XXXX-XX 0 192,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 2,805,368 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.026.XXX/XXXX-XX 0 367,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.416.XXX/XXXX-XX 0 81,641 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.030.XXX/XXXX-XX 0 1,570,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.916.XXX/XXXX-XX 0 6,137,516 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.873.XXX/XXXX-XX 0 279,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.023.XXX/XXXX-XX 0 34,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.593.XXX/XXXX-XX 0 29,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.709.XXX/XXXX-XX 0 1,283,424 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 98,488 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 678,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.318.XXX/XXXX-XX 0 2,752,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.562.XXX/XXXX-XX 0 305,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.604.XXX/XXXX-XX 0 14,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.240.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.541.XXX/XXXX-XX 0 638,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.374.XXX/XXXX-XX 0 221,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.406.XXX/XXXX-XX 0 163,060 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 8,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 4,344,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.046.XXX/XXXX-XX 0 10,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 616,145 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.988.XXX/XXXX-XX 0 506,716 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.839.XXX/XXXX-XX 0 35,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 7,195,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.208.XXX/XXXX-XX 0 207,524 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.239.XXX/XXXX-XX 0 1,136,637 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 392,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.345.XXX/XXXX-XX 0 58,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.572.XXX/XXXX-XX 0 34,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.295.XXX/XXXX-XX 0 445,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.460.XXX/XXXX-XX 0 113,565 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.510.XXX/XXXX-XX 0 524,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,936,709 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.562.XXX/XXXX-XX 0 40,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.914.XXX/XXXX-XX 0 141,225 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.075.XXX/XXXX-XX 0 291,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.275.XXX/XXXX-XX 0 101,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.073.XXX/XXXX-XX 0 4,797,983 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.910.XXX/XXXX-XX 0 673,968 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.141.XXX/XXXX-XX 0 36,953 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 95,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,211,859 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.286.XXX/XXXX-XX 0 736,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 523,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 3,699,587 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.291.XXX/XXXX-XX 0 61,510 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.299.XXX/XXXX-XX 0 1,688,290 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.857.XXX/XXXX-XX 0 105,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 522,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 6 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 10.378.XXX/XXXX-XX 0 204,984 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.378.XXX/XXXX-XX 0 1,930,723 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 1,957,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.419.XXX/XXXX-XX 0 463,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.678.XXX/XXXX-XX 0 67,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.935.XXX/XXXX-XX 0 416,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.366.XXX/XXXX-XX 0 855,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.602.XXX/XXXX-XX 0 151,149 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.386.XXX/XXXX-XX 0 192,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 2,805,368 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.026.XXX/XXXX-XX 0 367,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.416.XXX/XXXX-XX 0 81,641 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.030.XXX/XXXX-XX 0 1,570,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.916.XXX/XXXX-XX 0 6,137,516 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.873.XXX/XXXX-XX 0 279,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.023.XXX/XXXX-XX 0 34,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.593.XXX/XXXX-XX 0 29,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.709.XXX/XXXX-XX 0 1,283,424 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 98,488 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 678,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.318.XXX/XXXX-XX 0 2,752,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.562.XXX/XXXX-XX 0 305,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.604.XXX/XXXX-XX 0 14,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.240.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.541.XXX/XXXX-XX 0 638,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.374.XXX/XXXX-XX 0 221,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.406.XXX/XXXX-XX 0 163,060 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 8,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 4,344,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.046.XXX/XXXX-XX 0 10,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 616,145 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.988.XXX/XXXX-XX 0 506,716 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.839.XXX/XXXX-XX 0 35,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 7,195,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.208.XXX/XXXX-XX 0 207,524 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.239.XXX/XXXX-XX 0 1,136,637 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 392,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.345.XXX/XXXX-XX 0 58,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.572.XXX/XXXX-XX 0 34,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.295.XXX/XXXX-XX 0 445,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.460.XXX/XXXX-XX 0 113,565 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.510.XXX/XXXX-XX 0 524,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,936,709 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.562.XXX/XXXX-XX 0 40,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.914.XXX/XXXX-XX 0 141,225 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.075.XXX/XXXX-XX 0 291,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.275.XXX/XXXX-XX 0 101,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.073.XXX/XXXX-XX 0 4,797,983 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.910.XXX/XXXX-XX 0 673,968 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.141.XXX/XXXX-XX 0 36,953 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 95,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,211,859 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.286.XXX/XXXX-XX 0 736,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 523,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 3,699,587 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.291.XXX/XXXX-XX 0 61,510 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.299.XXX/XXXX-XX 0 1,688,290 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.857.XXX/XXXX-XX 0 105,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 522,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 6 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.247.XXX/XXXX-XX 0 315,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 222,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.820.XXX/XXXX-XX 0 27,693 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.506.XXX/XXXX-XX 0 7,018,069 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.518.XXX/XXXX-XX 0 783,357 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.268.XXX/XXXX-XX 0 38,440 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.360.XXX/XXXX-XX 0 340,076 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,414,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 459,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 1,284,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 15,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 72,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.840.XXX/XXXX-XX 0 22,113,564 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,398,139 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.984.XXX/XXXX-XX 0 116,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 42,388 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,725,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.390.XXX/XXXX-XX 0 305,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.339.XXX/XXXX-XX 0 1,712,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.906.XXX/XXXX-XX 0 513,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 13.469.XXX/XXXX-XX 0 55,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.987.XXX/XXXX-XX 0 411,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.238.XXX/XXXX-XX 0 48,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 905,654 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 1,417,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.548.XXX/XXXX-XX 0 3,154,941 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.294.XXX/XXXX-XX 0 1,106,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.343.XXX/XXXX-XX 0 31,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.559.XXX/XXXX-XX 0 844,527 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.621.XXX/XXXX-XX 0 574,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.694.XXX/XXXX-XX 0 2,520,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 2,245,852 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 661,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 11,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.317.XXX/XXXX-XX 0 527,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 1,104,575 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.237.XXX/XXXX-XX 0 153,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 360,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.278.XXX/XXXX-XX 0 179,078 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 400,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.428.XXX/XXXX-XX 0 93,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.170.XXX/XXXX-XX 0 2,418,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.627.XXX/XXXX-XX 0 137,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.841.XXX/XXXX-XX 0 579,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 52,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.027.XXX/XXXX-XX 0 1,216,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.541.XXX/XXXX-XX 0 8,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.990.XXX/XXXX-XX 0 161,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.633.XXX/XXXX-XX 0 1,286,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 354,195 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 58,099 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.567.XXX/XXXX-XX 0 212,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 89,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.940.XXX/XXXX-XX 0 2,516,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 06.105.XXX/XXXX-XX 0 39,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.105.XXX/XXXX-XX 0 21,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.400.XXX/XXXX-XX 0 359,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.378.XXX/XXXX-XX 0 728,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.247.XXX/XXXX-XX 0 685,468 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 7,022,621 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - Página 7 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.247.XXX/XXXX-XX 0 315,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 222,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.820.XXX/XXXX-XX 0 27,693 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.506.XXX/XXXX-XX 0 7,018,069 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.518.XXX/XXXX-XX 0 783,357 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.268.XXX/XXXX-XX 0 38,440 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.360.XXX/XXXX-XX 0 340,076 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,414,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 459,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 1,284,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 15,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 72,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.840.XXX/XXXX-XX 0 22,113,564 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,398,139 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.984.XXX/XXXX-XX 0 116,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 42,388 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,725,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.390.XXX/XXXX-XX 0 305,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.339.XXX/XXXX-XX 0 1,712,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.906.XXX/XXXX-XX 0 513,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 13.469.XXX/XXXX-XX 0 55,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.987.XXX/XXXX-XX 0 411,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.238.XXX/XXXX-XX 0 48,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 905,654 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 1,417,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.548.XXX/XXXX-XX 0 3,154,941 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.294.XXX/XXXX-XX 0 1,106,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.343.XXX/XXXX-XX 0 31,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.559.XXX/XXXX-XX 0 844,527 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.621.XXX/XXXX-XX 0 574,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.694.XXX/XXXX-XX 0 2,520,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 2,245,852 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 661,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 11,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.317.XXX/XXXX-XX 0 527,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 1,104,575 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.237.XXX/XXXX-XX 0 153,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 360,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.278.XXX/XXXX-XX 0 179,078 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 400,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.428.XXX/XXXX-XX 0 93,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.170.XXX/XXXX-XX 0 2,418,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.627.XXX/XXXX-XX 0 137,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.841.XXX/XXXX-XX 0 579,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 52,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.027.XXX/XXXX-XX 0 1,216,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.541.XXX/XXXX-XX 0 8,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.990.XXX/XXXX-XX 0 161,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.633.XXX/XXXX-XX 0 1,286,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 354,195 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 58,099 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.567.XXX/XXXX-XX 0 212,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 89,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.940.XXX/XXXX-XX 0 2,516,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 06.105.XXX/XXXX-XX 0 39,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.105.XXX/XXXX-XX 0 21,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.400.XXX/XXXX-XX 0 359,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.378.XXX/XXXX-XX 0 728,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.247.XXX/XXXX-XX 0 685,468 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 7,022,621 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - Página 7 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.496.XXX/XXXX-XX 0 42,678 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.510.XXX/XXXX-XX 0 116,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.536.XXX/XXXX-XX 0 8,268,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.790.XXX/XXXX-XX 0 192,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 122,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.400.XXX/XXXX-XX 0 970,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.435.XXX/XXXX-XX 0 691,498 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 46,617 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.553.XXX/XXXX-XX 0 763,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.569.XXX/XXXX-XX 0 686,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.794.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 12.133.XXX/XXXX-XX 0 336,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 33,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 2,419,215 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.132.XXX/XXXX-XX 0 479,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.120.XXX/XXXX-XX 0 107,336 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.525.XXX/XXXX-XX 0 271,522 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 398,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.201.XXX/XXXX-XX 0 282,219 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.074.XXX/XXXX-XX 0 41,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.287.XXX/XXXX-XX 0 17,483 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 14.549.XXX/XXXX-XX 0 278,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.458.XXX/XXXX-XX 0 41,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 13.032.XXX/XXXX-XX 0 29,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.606.XXX/XXXX-XX 0 120,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.665.XXX/XXXX-XX 0 586,980 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.265.XXX/XXXX-XX 0 787,080 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 15.718.XXX/XXXX-XX 0 8,399 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.580.XXX/XXXX-XX 0 30,729 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.628.XXX/XXXX-XX 0 1,422,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 112,005 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.248.XXX/XXXX-XX 0 301,147 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 15.265.XXX/XXXX-XX 0 12,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.272.XXX/XXXX-XX 0 779,867 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.819.XXX/XXXX-XX 0 146,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.879.XXX/XXXX-XX 0 223,794 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.963.XXX/XXXX-XX 0 523,955 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.485.XXX/XXXX-XX 0 91,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 165,540 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.270.XXX/XXXX-XX 0 51,870 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.279.XXX/XXXX-XX 0 36,153 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.573.XXX/XXXX-XX 0 27,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.934.XXX/XXXX-XX 0 15,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.969.XXX/XXXX-XX 0 1,937,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.530.XXX/XXXX-XX 0 297,448 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 66,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 20.796.XXX/XXXX-XX 0 2,349,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.036.XXX/XXXX-XX 0 164,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.875.XXX/XXXX-XX 0 26,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.184.XXX/XXXX-XX 0 145,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.279.XXX/XXXX-XX 0 365,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.449.XXX/XXXX-XX 0 23,447 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.181.XXX/XXXX-XX 0 70,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.573.XXX/XXXX-XX 0 96,990 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 763,007 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 23.155.XXX/XXXX-XX 0 264,160 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.874.XXX/XXXX-XX 0 3,435,771 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.646.XXX/XXXX-XX 0 13,643 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.165.XXX/XXXX-XX 0 252,330 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 105,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - Página 8 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.496.XXX/XXXX-XX 0 42,678 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.510.XXX/XXXX-XX 0 116,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.536.XXX/XXXX-XX 0 8,268,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.790.XXX/XXXX-XX 0 192,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 122,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.400.XXX/XXXX-XX 0 970,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.435.XXX/XXXX-XX 0 691,498 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 46,617 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.553.XXX/XXXX-XX 0 763,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.569.XXX/XXXX-XX 0 686,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.794.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 12.133.XXX/XXXX-XX 0 336,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 33,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 2,419,215 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.132.XXX/XXXX-XX 0 479,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.120.XXX/XXXX-XX 0 107,336 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.525.XXX/XXXX-XX 0 271,522 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 398,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.201.XXX/XXXX-XX 0 282,219 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.074.XXX/XXXX-XX 0 41,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.287.XXX/XXXX-XX 0 17,483 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 14.549.XXX/XXXX-XX 0 278,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.458.XXX/XXXX-XX 0 41,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 13.032.XXX/XXXX-XX 0 29,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.606.XXX/XXXX-XX 0 120,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.665.XXX/XXXX-XX 0 586,980 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.265.XXX/XXXX-XX 0 787,080 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 15.718.XXX/XXXX-XX 0 8,399 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.580.XXX/XXXX-XX 0 30,729 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.628.XXX/XXXX-XX 0 1,422,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 112,005 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.248.XXX/XXXX-XX 0 301,147 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 15.265.XXX/XXXX-XX 0 12,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.272.XXX/XXXX-XX 0 779,867 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.819.XXX/XXXX-XX 0 146,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.879.XXX/XXXX-XX 0 223,794 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.963.XXX/XXXX-XX 0 523,955 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.485.XXX/XXXX-XX 0 91,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 165,540 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.270.XXX/XXXX-XX 0 51,870 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.279.XXX/XXXX-XX 0 36,153 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.573.XXX/XXXX-XX 0 27,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.934.XXX/XXXX-XX 0 15,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.969.XXX/XXXX-XX 0 1,937,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.530.XXX/XXXX-XX 0 297,448 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 66,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 20.796.XXX/XXXX-XX 0 2,349,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.036.XXX/XXXX-XX 0 164,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.875.XXX/XXXX-XX 0 26,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.184.XXX/XXXX-XX 0 145,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.279.XXX/XXXX-XX 0 365,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.449.XXX/XXXX-XX 0 23,447 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.181.XXX/XXXX-XX 0 70,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.573.XXX/XXXX-XX 0 96,990 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 763,007 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 23.155.XXX/XXXX-XX 0 264,160 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.874.XXX/XXXX-XX 0 3,435,771 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.646.XXX/XXXX-XX 0 13,643 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.165.XXX/XXXX-XX 0 252,330 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 105,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - Página 8 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 21.086.XXX/XXXX-XX 0 10,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.620.XXX/XXXX-XX 0 115,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.845.XXX/XXXX-XX 0 1,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.321.XXX/XXXX-XX 0 1,721,714 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.510.XXX/XXXX-XX 0 750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.127.XXX/XXXX-XX 0 217,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.664.XXX/XXXX-XX 0 242 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.313.XXX/XXXX-XX 0 13,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.825.XXX/XXXX-XX 0 175,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.834.XXX/XXXX-XX 0 4,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.077.XXX/XXXX-XX 0 170,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.262.XXX/XXXX-XX 0 6,814 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.265.XXX/XXXX-XX 0 80,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.760.XXX/XXXX-XX 0 63,180 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.935.XXX/XXXX-XX 0 38,560 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.470.XXX/XXXX-XX 0 702,370 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 27.778.XXX/XXXX-XX 0 335,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.541.XXX/XXXX-XX 0 2,299,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 1,588,176 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 26.496.XXX/XXXX-XX 0 26,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 22.360.XXX/XXXX-XX 0 330,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.516.XXX/XXXX-XX 0 289,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 24.327.XXX/XXXX-XX 0 74,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 2,676 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.360.XXX/XXXX-XX 0 2,379 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.896.XXX/XXXX-XX 0 73,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.202.XXX/XXXX-XX 0 692,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 414,164 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 36,747 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.974.XXX/XXXX-XX 0 10,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.484.XXX/XXXX-XX 0 275,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.544.XXX/XXXX-XX 0 396 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.724.XXX/XXXX-XX 0 20,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.485.XXX/XXXX-XX 0 21,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.703.XXX/XXXX-XX 0 5,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.501.XXX/XXXX-XX 0 221,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.550.XXX/XXXX-XX 0 5,749,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.630.XXX/XXXX-XX 0 58,705 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.155.XXX/XXXX-XX 0 6,875 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.963.XXX/XXXX-XX 0 441,095 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.594.XXX/XXXX-XX 0 948,094 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 4,072,636 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.306.XXX/XXXX-XX 0 11,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.779.XXX/XXXX-XX 0 492,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 4,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.844.XXX/XXXX-XX 0 7,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.311.XXX/XXXX-XX 0 8,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.073.XXX/XXXX-XX 0 134,499 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.897.XXX/XXXX-XX 0 194,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 30.450.XXX/XXXX-XX 0 112,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.168.XXX/XXXX-XX 0 2,458 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 19.856.XXX/XXXX-XX 0 1,761,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.954.XXX/XXXX-XX 0 25,123 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.297.XXX/XXXX-XX 0 28,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.952.XXX/XXXX-XX 0 41,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.728.XXX/XXXX-XX 0 34,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 25.408.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.020.XXX/XXXX-XX 0 129,783 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.100.XXX/XXXX-XX 0 84,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 73,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 9 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 21.086.XXX/XXXX-XX 0 10,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.620.XXX/XXXX-XX 0 115,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.845.XXX/XXXX-XX 0 1,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.321.XXX/XXXX-XX 0 1,721,714 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.510.XXX/XXXX-XX 0 750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.127.XXX/XXXX-XX 0 217,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.664.XXX/XXXX-XX 0 242 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.313.XXX/XXXX-XX 0 13,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.825.XXX/XXXX-XX 0 175,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.834.XXX/XXXX-XX 0 4,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.077.XXX/XXXX-XX 0 170,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.262.XXX/XXXX-XX 0 6,814 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.265.XXX/XXXX-XX 0 80,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.760.XXX/XXXX-XX 0 63,180 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.935.XXX/XXXX-XX 0 38,560 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.470.XXX/XXXX-XX 0 702,370 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 27.778.XXX/XXXX-XX 0 335,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.541.XXX/XXXX-XX 0 2,299,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 1,588,176 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 26.496.XXX/XXXX-XX 0 26,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 22.360.XXX/XXXX-XX 0 330,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.516.XXX/XXXX-XX 0 289,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 24.327.XXX/XXXX-XX 0 74,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 2,676 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.360.XXX/XXXX-XX 0 2,379 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.896.XXX/XXXX-XX 0 73,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.202.XXX/XXXX-XX 0 692,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 414,164 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 36,747 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.974.XXX/XXXX-XX 0 10,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.484.XXX/XXXX-XX 0 275,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.544.XXX/XXXX-XX 0 396 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.724.XXX/XXXX-XX 0 20,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.485.XXX/XXXX-XX 0 21,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.703.XXX/XXXX-XX 0 5,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.501.XXX/XXXX-XX 0 221,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.550.XXX/XXXX-XX 0 5,749,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.630.XXX/XXXX-XX 0 58,705 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.155.XXX/XXXX-XX 0 6,875 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.963.XXX/XXXX-XX 0 441,095 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.594.XXX/XXXX-XX 0 948,094 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 4,072,636 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.306.XXX/XXXX-XX 0 11,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.779.XXX/XXXX-XX 0 492,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 4,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.844.XXX/XXXX-XX 0 7,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.311.XXX/XXXX-XX 0 8,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.073.XXX/XXXX-XX 0 134,499 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.897.XXX/XXXX-XX 0 194,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 30.450.XXX/XXXX-XX 0 112,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.168.XXX/XXXX-XX 0 2,458 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 19.856.XXX/XXXX-XX 0 1,761,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.954.XXX/XXXX-XX 0 25,123 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.297.XXX/XXXX-XX 0 28,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.952.XXX/XXXX-XX 0 41,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.728.XXX/XXXX-XX 0 34,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 25.408.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.020.XXX/XXXX-XX 0 129,783 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.100.XXX/XXXX-XX 0 84,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 73,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 9 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 27.648.XXX/XXXX-XX 0 4,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.866.XXX/XXXX-XX 0 584,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.311.XXX/XXXX-XX 0 17,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.751.XXX/XXXX-XX 0 48,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 27.289.XXX/XXXX-XX 0 176,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 28.394.XXX/XXXX-XX 0 10,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.237.XXX/XXXX-XX 0 148,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.979.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.441.XXX/XXXX-XX 0 756,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.848.XXX/XXXX-XX 0 206,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.066.XXX/XXXX-XX 0 16,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.577.XXX/XXXX-XX 0 18,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.706.XXX/XXXX-XX 0 1,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.914.XXX/XXXX-XX 0 387,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 163,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.240.XXX/XXXX-XX 0 32,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 30.741.XXX/XXXX-XX 0 28,339 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 91,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.319.XXX/XXXX-XX 0 110,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.604.XXX/XXXX-XX 0 426,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 64,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.264.XXX/XXXX-XX 0 62,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.485.XXX/XXXX-XX 0 982,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.425.XXX/XXXX-XX 0 17,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.141.XXX/XXXX-XX 0 408,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.718.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.297.XXX/XXXX-XX 0 255,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.951.XXX/XXXX-XX 0 41,391 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 126,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 453,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.542.XXX/XXXX-XX 0 50,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 43,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 28.846.XXX/XXXX-XX 0 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.846.XXX/XXXX-XX 0 165,289 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.930.XXX/XXXX-XX 0 756,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.765.XXX/XXXX-XX 0 84,335,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 520,412 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.393.XXX/XXXX-XX 0 116,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.841.XXX/XXXX-XX 0 3,346 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.442.XXX/XXXX-XX 0 18,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 918,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.532.XXX/XXXX-XX 0 890,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 08.640.XXX/XXXX-XX 0 9,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.330.XXX/XXXX-XX 0 272,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 868,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.455.XXX/XXXX-XX 0 5,516,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.066.XXX/XXXX-XX 0 445,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 13.502.XXX/XXXX-XX 0 94,327 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.012.XXX/XXXX-XX 0 2,198,931 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.291.XXX/XXXX-XX 0 405,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.791.XXX/XXXX-XX 0 296,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.075.XXX/XXXX-XX 0 4,296,103 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.718.XXX/XXXX-XX 0 2,303,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.407.XXX/XXXX-XX 0 4,215,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 26.755.XXX/XXXX-XX 0 151,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.988.XXX/XXXX-XX 0 49,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.242.XXX/XXXX-XX 0 66,608 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.561.XXX/XXXX-XX 0 79,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.176.XXX/XXXX-XX 0 10,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.590.XXX/XXXX-XX 0 84,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 10 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 27.648.XXX/XXXX-XX 0 4,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.866.XXX/XXXX-XX 0 584,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.311.XXX/XXXX-XX 0 17,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.751.XXX/XXXX-XX 0 48,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 27.289.XXX/XXXX-XX 0 176,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 28.394.XXX/XXXX-XX 0 10,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.237.XXX/XXXX-XX 0 148,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.979.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.441.XXX/XXXX-XX 0 756,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.848.XXX/XXXX-XX 0 206,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.066.XXX/XXXX-XX 0 16,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.577.XXX/XXXX-XX 0 18,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.706.XXX/XXXX-XX 0 1,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.914.XXX/XXXX-XX 0 387,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 163,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.240.XXX/XXXX-XX 0 32,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 30.741.XXX/XXXX-XX 0 28,339 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 91,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.319.XXX/XXXX-XX 0 110,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.604.XXX/XXXX-XX 0 426,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 64,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.264.XXX/XXXX-XX 0 62,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.485.XXX/XXXX-XX 0 982,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.425.XXX/XXXX-XX 0 17,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.141.XXX/XXXX-XX 0 408,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.718.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.297.XXX/XXXX-XX 0 255,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.951.XXX/XXXX-XX 0 41,391 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 126,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 453,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.542.XXX/XXXX-XX 0 50,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 43,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 28.846.XXX/XXXX-XX 0 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.846.XXX/XXXX-XX 0 165,289 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.930.XXX/XXXX-XX 0 756,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.765.XXX/XXXX-XX 0 84,335,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 520,412 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.393.XXX/XXXX-XX 0 116,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.841.XXX/XXXX-XX 0 3,346 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.442.XXX/XXXX-XX 0 18,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 918,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.532.XXX/XXXX-XX 0 890,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 08.640.XXX/XXXX-XX 0 9,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.330.XXX/XXXX-XX 0 272,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 868,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.455.XXX/XXXX-XX 0 5,516,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.066.XXX/XXXX-XX 0 445,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 13.502.XXX/XXXX-XX 0 94,327 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.012.XXX/XXXX-XX 0 2,198,931 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.291.XXX/XXXX-XX 0 405,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.791.XXX/XXXX-XX 0 296,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.075.XXX/XXXX-XX 0 4,296,103 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.718.XXX/XXXX-XX 0 2,303,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.407.XXX/XXXX-XX 0 4,215,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 26.755.XXX/XXXX-XX 0 151,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.988.XXX/XXXX-XX 0 49,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.242.XXX/XXXX-XX 0 66,608 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.561.XXX/XXXX-XX 0 79,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.176.XXX/XXXX-XX 0 10,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.590.XXX/XXXX-XX 0 84,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 10 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 23.771.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 153,880 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.854.XXX/XXXX-XX 0 4,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.366.XXX/XXXX-XX 0 314,067 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.784.XXX/XXXX-XX 0 20,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.463.XXX/XXXX-XX 0 22,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.680.XXX/XXXX-XX 0 91,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 369,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.470.XXX/XXXX-XX 0 69,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 28.990.XXX/XXXX-XX 0 231,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.571.XXX/XXXX-XX 0 67,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.050.XXX/XXXX-XX 0 207,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 1,736,927 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.591.XXX/XXXX-XX 0 3,538 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.978.XXX/XXXX-XX 0 13,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.969.XXX/XXXX-XX 0 69,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 07.498.XXX/XXXX-XX 0 128,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.565.XXX/XXXX-XX 0 431,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.063.XXX/XXXX-XX 0 2,362,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.610.XXX/XXXX-XX 0 2,180,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.500.XXX/XXXX-XX 0 1,185,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.630.XXX/XXXX-XX 0 44,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.430.XXX/XXXX-XX 0 2,081,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.924.XXX/XXXX-XX 0 234,910 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 954,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.362.XXX/XXXX-XX 0 25,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.823.XXX/XXXX-XX 0 505,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.884.XXX/XXXX-XX 0 162,207 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.289.XXX/XXXX-XX 0 521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 13,312,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 33.166.XXX/XXXX-XX 0 60,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.970.XXX/XXXX-XX 0 300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.788.XXX/XXXX-XX 0 137,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.908.XXX/XXXX-XX 0 67,670 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 919,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.628.XXX/XXXX-XX 0 1,564,108 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.897.XXX/XXXX-XX 0 68,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.423.XXX/XXXX-XX 0 42,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.228.XXX/XXXX-XX 0 465,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.214.XXX/XXXX-XX 0 730,615 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.410.XXX/XXXX-XX 0 192,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.998.XXX/XXXX-XX 0 70,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 1,082,066 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.136.XXX/XXXX-XX 0 616,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.628.XXX/XXXX-XX 0 723,226 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.819.XXX/XXXX-XX 0 1,087,989 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.786.XXX/XXXX-XX 0 64,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.822.XXX/XXXX-XX 0 2,816,497 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 1,500,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 3,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.763.XXX/XXXX-XX 0 39,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.149.XXX/XXXX-XX 0 141,846 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.817.XXX/XXXX-XX 0 30,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 9,256,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.270.XXX/XXXX-XX 0 5,227,834 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 21.542.XXX/XXXX-XX 0 21,407 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.195.XXX/XXXX-XX 0 1,020,081 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 02.231.XXX/XXXX-XX 0 8,460 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 575,765 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 11 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 23.771.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 153,880 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.854.XXX/XXXX-XX 0 4,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.366.XXX/XXXX-XX 0 314,067 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.784.XXX/XXXX-XX 0 20,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.463.XXX/XXXX-XX 0 22,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.680.XXX/XXXX-XX 0 91,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 369,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.470.XXX/XXXX-XX 0 69,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 28.990.XXX/XXXX-XX 0 231,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.571.XXX/XXXX-XX 0 67,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.050.XXX/XXXX-XX 0 207,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 1,736,927 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.591.XXX/XXXX-XX 0 3,538 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.978.XXX/XXXX-XX 0 13,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.969.XXX/XXXX-XX 0 69,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 07.498.XXX/XXXX-XX 0 128,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.565.XXX/XXXX-XX 0 431,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.063.XXX/XXXX-XX 0 2,362,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.610.XXX/XXXX-XX 0 2,180,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.500.XXX/XXXX-XX 0 1,185,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.630.XXX/XXXX-XX 0 44,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.430.XXX/XXXX-XX 0 2,081,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.924.XXX/XXXX-XX 0 234,910 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 954,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.362.XXX/XXXX-XX 0 25,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.823.XXX/XXXX-XX 0 505,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.884.XXX/XXXX-XX 0 162,207 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.289.XXX/XXXX-XX 0 521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 13,312,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 33.166.XXX/XXXX-XX 0 60,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.970.XXX/XXXX-XX 0 300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.788.XXX/XXXX-XX 0 137,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.908.XXX/XXXX-XX 0 67,670 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 919,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.628.XXX/XXXX-XX 0 1,564,108 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.897.XXX/XXXX-XX 0 68,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.423.XXX/XXXX-XX 0 42,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.228.XXX/XXXX-XX 0 465,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.214.XXX/XXXX-XX 0 730,615 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.410.XXX/XXXX-XX 0 192,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.998.XXX/XXXX-XX 0 70,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 1,082,066 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.136.XXX/XXXX-XX 0 616,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.628.XXX/XXXX-XX 0 723,226 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.819.XXX/XXXX-XX 0 1,087,989 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.786.XXX/XXXX-XX 0 64,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.822.XXX/XXXX-XX 0 2,816,497 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 1,500,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 3,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.763.XXX/XXXX-XX 0 39,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.149.XXX/XXXX-XX 0 141,846 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.817.XXX/XXXX-XX 0 30,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 9,256,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.270.XXX/XXXX-XX 0 5,227,834 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 21.542.XXX/XXXX-XX 0 21,407 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.195.XXX/XXXX-XX 0 1,020,081 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 02.231.XXX/XXXX-XX 0 8,460 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 575,765 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 11 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.091.XXX/XXXX-XX 0 16,179 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 11,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.545.XXX/XXXX-XX 0 20,305 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.281.XXX/XXXX-XX 0 190,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.913.XXX/XXXX-XX 0 20,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.434.XXX/XXXX-XX 0 3,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.589.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.222.XXX/XXXX-XX 1,450 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.051.XXX/XXXX-XX 0 148,403 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.105.XXX/XXXX-XX 0 259,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.116.XXX/XXXX-XX 4,050 64,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 509,432 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 7,326,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 952,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,466,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.707.XXX/XXXX-XX 0 178,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,245,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.418.XXX/XXXX-XX 56,150 2,990,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.271.XXX/XXXX-XX 0 629,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 223,328 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,017,365 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,446,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 3,536,619 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,042,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 170,546 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 51,956,418 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 22,501,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 9,775 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 15,992,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,036,457 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,434,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.885.XXX/XXXX-XX 0 150,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,884,789 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 11,840,252 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.165.XXX/XXXX-XX 0 127,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.236.XXX/XXXX-XX 0 44,333 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 533,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,091,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 8,274,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.392.XXX/XXXX-XX 0 126,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.175.XXX/XXXX-XX 0 263,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.942.XXX/XXXX-XX 0 15,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 70,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 516,611 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 4,270,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 185,601 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 12.586.XXX/XXXX-XX 0 34,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.623.XXX/XXXX-XX 0 1,700,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.526.XXX/XXXX-XX 0 105,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.532.XXX/XXXX-XX 0 2,879 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.893.XXX/XXXX-XX 0 6,302,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 485.00X.XXX-XX 0 4 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 12,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.322.XXX/XXXX-XX 0 278,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 1,354,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 48,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 271,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.530.XXX/XXXX-XX 0 172,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.764.XXX/XXXX-XX 0 15,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 12 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.091.XXX/XXXX-XX 0 16,179 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 11,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.545.XXX/XXXX-XX 0 20,305 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.281.XXX/XXXX-XX 0 190,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.913.XXX/XXXX-XX 0 20,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.434.XXX/XXXX-XX 0 3,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.589.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.222.XXX/XXXX-XX 1,450 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.051.XXX/XXXX-XX 0 148,403 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.105.XXX/XXXX-XX 0 259,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.116.XXX/XXXX-XX 4,050 64,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 509,432 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 7,326,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 952,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,466,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.707.XXX/XXXX-XX 0 178,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,245,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.418.XXX/XXXX-XX 56,150 2,990,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.271.XXX/XXXX-XX 0 629,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 223,328 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,017,365 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,446,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 3,536,619 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,042,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 170,546 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 51,956,418 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 22,501,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 9,775 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 15,992,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,036,457 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,434,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.885.XXX/XXXX-XX 0 150,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,884,789 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 11,840,252 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.165.XXX/XXXX-XX 0 127,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.236.XXX/XXXX-XX 0 44,333 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 533,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,091,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 8,274,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.392.XXX/XXXX-XX 0 126,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.175.XXX/XXXX-XX 0 263,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.942.XXX/XXXX-XX 0 15,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 70,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 516,611 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 4,270,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 185,601 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 12.586.XXX/XXXX-XX 0 34,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.623.XXX/XXXX-XX 0 1,700,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.526.XXX/XXXX-XX 0 105,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.532.XXX/XXXX-XX 0 2,879 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.893.XXX/XXXX-XX 0 6,302,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 485.00X.XXX-XX 0 4 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 12,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.322.XXX/XXXX-XX 0 278,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 1,354,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 48,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 271,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.530.XXX/XXXX-XX 0 172,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.764.XXX/XXXX-XX 0 15,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 12 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 29.203.XXX/XXXX-XX 0 19,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 326,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 22,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.941.XXX/XXXX-XX 0 828,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.918.XXX/XXXX-XX 0 118,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.692.XXX/XXXX-XX 0 1,223,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.577.XXX/XXXX-XX 0 9,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.890.XXX/XXXX-XX 0 56,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.240.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,717 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.081.XXX/XXXX-XX 0 4,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.914.XXX/XXXX-XX 0 441,792 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.978.XXX/XXXX-XX 0 382,380 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.239.XXX/XXXX-XX 0 108,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,440,244 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 03.752.XXX/XXXX-XX 0 113,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 154,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.275.XXX/XXXX-XX 0 54,763 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 783,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 39,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 112,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 273,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 81,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.593.XXX/XXXX-XX 0 4,482,973 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.215.XXX/XXXX-XX 0 38 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 676,340 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 161,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.605.XXX/XXXX-XX 0 161,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 1,034,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,125,063 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,419,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.270.XXX/XXXX-XX 0 303,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 390,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.926.XXX/XXXX-XX 0 81,902 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.638.XXX/XXXX-XX 0 200,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.617.XXX/XXXX-XX 0 35,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.104.XXX/XXXX-XX 0 448,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.490.XXX/XXXX-XX 0 17,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 39,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 166.64X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 153.45X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 33.754.XXX/XXXX-XX 0 126,877,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 6,971,052 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Rej. - - 09.013.XXX/XXXX-XX 0 788,745 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.406.XXX/XXXX-XX 0 132,830 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.412.XXX/XXXX-XX 0 47,009 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.427.XXX/XXXX-XX 0 294,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.638.XXX/XXXX-XX 0 15,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.809.XXX/XXXX-XX 0 272,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.086.XXX/XXXX-XX 0 273,848 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.583.XXX/XXXX-XX 0 495,128 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 10,762 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 15.694.XXX/XXXX-XX 0 68,811 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.180.XXX/XXXX-XX 0 849,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.284.XXX/XXXX-XX 0 506,271 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.016.XXX/XXXX-XX 0 92,484 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.052.XXX/XXXX-XX 0 6,086,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 20.216.XXX/XXXX-XX 0 159,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Página 13 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 29.203.XXX/XXXX-XX 0 19,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 326,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 22,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.941.XXX/XXXX-XX 0 828,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.918.XXX/XXXX-XX 0 118,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.692.XXX/XXXX-XX 0 1,223,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.577.XXX/XXXX-XX 0 9,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.890.XXX/XXXX-XX 0 56,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.240.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,717 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.081.XXX/XXXX-XX 0 4,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.914.XXX/XXXX-XX 0 441,792 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.978.XXX/XXXX-XX 0 382,380 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.239.XXX/XXXX-XX 0 108,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,440,244 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 03.752.XXX/XXXX-XX 0 113,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 154,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.275.XXX/XXXX-XX 0 54,763 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 783,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 39,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 112,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 273,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 81,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.593.XXX/XXXX-XX 0 4,482,973 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.215.XXX/XXXX-XX 0 38 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 676,340 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 161,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.605.XXX/XXXX-XX 0 161,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 1,034,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,125,063 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,419,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.270.XXX/XXXX-XX 0 303,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 390,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.926.XXX/XXXX-XX 0 81,902 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.638.XXX/XXXX-XX 0 200,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.617.XXX/XXXX-XX 0 35,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.104.XXX/XXXX-XX 0 448,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.490.XXX/XXXX-XX 0 17,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 39,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 166.64X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 153.45X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 33.754.XXX/XXXX-XX 0 126,877,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 6,971,052 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Rej. - - 09.013.XXX/XXXX-XX 0 788,745 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.406.XXX/XXXX-XX 0 132,830 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.412.XXX/XXXX-XX 0 47,009 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.427.XXX/XXXX-XX 0 294,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.638.XXX/XXXX-XX 0 15,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.809.XXX/XXXX-XX 0 272,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.086.XXX/XXXX-XX 0 273,848 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.583.XXX/XXXX-XX 0 495,128 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 10,762 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 15.694.XXX/XXXX-XX 0 68,811 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.180.XXX/XXXX-XX 0 849,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.284.XXX/XXXX-XX 0 506,271 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.016.XXX/XXXX-XX 0 92,484 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.052.XXX/XXXX-XX 0 6,086,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 20.216.XXX/XXXX-XX 0 159,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Página 13 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 01.691.XXX/XXXX-XX 0 116,708 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.863.XXX/XXXX-XX 0 2,780,282 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.420.XXX/XXXX-XX 0 51,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.934.XXX/XXXX-XX 0 7,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 28,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.473.XXX/XXXX-XX 0 43,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.088.XXX/XXXX-XX 0 63,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.463.XXX/XXXX-XX 0 46,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 4,667 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 126,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 176,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 1,511,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.733.XXX/XXXX-XX 0 293,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 43,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.757.XXX/XXXX-XX 0 88,776 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 71.739.XXX/XXXX-XX 0 45,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 15,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.674.XXX/XXXX-XX 0 50,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 956,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 06.916.XXX/XXXX-XX 0 4,873,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 584,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.667.XXX/XXXX-XX 0 14,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.107.XXX/XXXX-XX 0 35,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 16,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 33.055.XXX/XXXX-XX 0 1,056,840 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.931.XXX/XXXX-XX 0 16,022 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 271,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.488.XXX/XXXX-XX 0 30,146 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.680.XXX/XXXX-XX 0 58,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.496.XXX/XXXX-XX 0 382,991 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 1,722,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 30.447.XXX/XXXX-XX 0 264,660 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 32.203.XXX/XXXX-XX 0 9,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 1,000 12,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.564.XXX/XXXX-XX 0 657,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.287.XXX/XXXX-XX 0 94,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.241.XXX/XXXX-XX 0 250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 96.498.XXX/XXXX-XX 0 95,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.394.XXX/XXXX-XX 0 420,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.660.XXX/XXXX-XX 0 1,388,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.013.XXX/XXXX-XX 0 4,402 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 42.469.XXX/XXXX-XX 0 135,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 51.990.XXX/XXXX-XX 0 2,684,042 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.303.XXX/XXXX-XX 0 143,006 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 0 37,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.229.XXX/XXXX-XX 0 2,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Description: Ordinary Agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018. 2) Resole o the alloat io of et io e fo t he fisal ea as detailed i the Geeal Stok holdes’ M eetig Maual aai lale at: https://.itau.o./ela oes-o -ie stidoe s/listgo up.asp?idCaal=SjleBRjH/MQguIlCQ==&liguage=e 3) Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders. 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the Board of Directors by candidate - Total members to be elected: 11 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Gustavo Jorge Laboissière Loyola (Independent member) Página 14 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 01.691.XXX/XXXX-XX 0 116,708 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.863.XXX/XXXX-XX 0 2,780,282 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.420.XXX/XXXX-XX 0 51,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.934.XXX/XXXX-XX 0 7,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 28,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.473.XXX/XXXX-XX 0 43,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.088.XXX/XXXX-XX 0 63,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.463.XXX/XXXX-XX 0 46,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 4,667 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 126,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 176,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 1,511,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.733.XXX/XXXX-XX 0 293,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 43,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.757.XXX/XXXX-XX 0 88,776 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 71.739.XXX/XXXX-XX 0 45,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 15,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.674.XXX/XXXX-XX 0 50,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 956,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 06.916.XXX/XXXX-XX 0 4,873,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 584,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.667.XXX/XXXX-XX 0 14,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.107.XXX/XXXX-XX 0 35,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 16,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 33.055.XXX/XXXX-XX 0 1,056,840 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.931.XXX/XXXX-XX 0 16,022 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 271,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.488.XXX/XXXX-XX 0 30,146 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.680.XXX/XXXX-XX 0 58,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.496.XXX/XXXX-XX 0 382,991 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 1,722,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 30.447.XXX/XXXX-XX 0 264,660 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 32.203.XXX/XXXX-XX 0 9,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 1,000 12,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.564.XXX/XXXX-XX 0 657,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.287.XXX/XXXX-XX 0 94,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.241.XXX/XXXX-XX 0 250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 96.498.XXX/XXXX-XX 0 95,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.394.XXX/XXXX-XX 0 420,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.660.XXX/XXXX-XX 0 1,388,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.013.XXX/XXXX-XX 0 4,402 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 42.469.XXX/XXXX-XX 0 135,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 51.990.XXX/XXXX-XX 0 2,684,042 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.303.XXX/XXXX-XX 0 143,006 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 0 37,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.229.XXX/XXXX-XX 0 2,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Description: Ordinary Agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018. 2) Resole o the alloat io of et io e fo t he fisal ea as detailed i the Geeal Stok holdes’ M eetig Maual aai lale at: https://.itau.o./ela oes-o -ie stidoe s/listgo up.asp?idCaal=SjleBRjH/MQguIlCQ==&liguage=e 3) Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders. 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the Board of Directors by candidate - Total members to be elected: 11 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Gustavo Jorge Laboissière Loyola (Independent member) Página 14 de 15

5.5) João Moreira Salles 5.6) José Galló (Independent member) 5.7) Marco Ambrogio Crespi Bonomi (Independent member) 5.8) Pedro Luiz Bodin de Moraes (Independent member) 5.9) Pedro Moreira Salles 5.10) Ricardo Villela Marino 5.11) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed. 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Gustavo Jorge Laboissière Loyola (Independent member) 7.5) João Moreira Salles 7.6) José Galló (Independent member) 7.7) Marco Ambrogio Crespi Bonomi (Independent member) 7.8) Pedro Luiz Bodin de Moraes (Independent member) 7.9) Pedro Moreira Salles 7.10) Ricardo Villela Marino 7.11) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the Fiscal Council by candidate - Total members to be elected: 2 - Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 12.1) Alkimar Ribeiro Moura (effective) / João Costa (substitute) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute) 13) Separate election of the Fiscal Council - Preferred shares - Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights - Eduardo Azevedo do Valle (effective) / Debora Santille (substitute). 14) Resole o the aout alloat ed to the oe al l opesatio of the ee s of the Copa’ s Boad of Offie s ad Boad of Die t os i the total a out of R$,,.. 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council. * T his e fes to the total euit i e stets, ithout osidei g the uite up ted pee tage duig the pei od of thee oths, at least, iediatel pi o t o the Geeal Stok holdes’ M eetig po i ded fo i paag ap h of Ati l e of La No. ,/. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Página 15 de 155.5) João Moreira Salles 5.6) José Galló (Independent member) 5.7) Marco Ambrogio Crespi Bonomi (Independent member) 5.8) Pedro Luiz Bodin de Moraes (Independent member) 5.9) Pedro Moreira Salles 5.10) Ricardo Villela Marino 5.11) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed. 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Gustavo Jorge Laboissière Loyola (Independent member) 7.5) João Moreira Salles 7.6) José Galló (Independent member) 7.7) Marco Ambrogio Crespi Bonomi (Independent member) 7.8) Pedro Luiz Bodin de Moraes (Independent member) 7.9) Pedro Moreira Salles 7.10) Ricardo Villela Marino 7.11) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the Fiscal Council by candidate - Total members to be elected: 2 - Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 12.1) Alkimar Ribeiro Moura (effective) / João Costa (substitute) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute) 13) Separate election of the Fiscal Council - Preferred shares - Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights - Eduardo Azevedo do Valle (effective) / Debora Santille (substitute). 14) Resole o the aout alloat ed to the oe al l opesatio of the ee s of the Copa’ s Boad of Offie s ad Boad of Die t os i the total a out of R$,,.. 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council. * T his e fes to the total euit i e stets, ithout osidei g the uite up ted pee tage duig the pei od of thee oths, at least, iediatel pi o t o the Geeal Stok holdes’ M eetig po i ded fo i paag ap h of Ati l e of La No. ,/. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Página 15 de 15